Exhibit (a)(1)

UNITED COMMUNITY FINANCIAL CORP.
275 Federal Plaza West
Youngstown, Ohio 44503-1203
(330) 742-0500

Offer to Purchase for Cash

Up to 4,000,000 Common Shares
No Par Value Per Share

At a Purchase Price of $12.50 Per Share

THE OFFER TO PURCHASE, PRORATION PERIOD AND WITHDRAWAL
RIGHTS EXPIRE AT 5:00 P.M., EASTERN TIME, ON
MARCH 1, 2004 UNLESS THE OFFER TO PURCHASE IS EXTENDED

     United Community Financial Corp., an Ohio corporation (UCFC), invites its shareholders to tender up to 4,000,000 of their UCFC common shares for purchase by UCFC at $12.50 per share. This offer is being made upon the terms and subject to the conditions described in this offer to purchase.

     Questions or requests for assistance or for additional copies of this offer to purchase, the letter of transmittal or other tender offer materials may be directed to Keefe, Bruyette & Woods, Inc., the dealer manager and information agent for this offer, at the address and telephone number set forth on the back cover of this offer to purchase, and the requested copies will be furnished promptly at our expense. Shareholders may also contact their local broker, dealer, commercial bank or trust company for assistance concerning this offer.

     No person has been authorized to make any recommendation on behalf of UCFC as to whether shareholders should tender shares pursuant to the offer. No person has been authorized to give any information or to make any representations in connection with the offer other than those contained herein or in the related letter of transmittal. If given or made, the recommendation and the other information and representations must not be relied upon as having been authorized by UCFC.

The Dealer Manager and Information Agent for this offer is:

KEEFE, BRUYETTE & WOODS, INC.

The date of this offer is January 28, 2004

SUMMARY TERM SHEET

     We are inviting you to sell your United Community Financial Corp. (UCFC) common shares back to UCFC for cash. Below is a summary of the material terms of this offer. We urge you to read the entire offer to purchase and the related letter of transmittal because they contain the full details of this offer. We have included section references to direct you to a more complete description of the topics in this summary.

•	We are offering to purchase up to 4,000,000 UCFC common shares, or approximately 11.7%, of our outstanding common shares, at a price of $12.50 per share. See Section 1.

•	On January 21, 2004, the closing price for our shares on The Nasdaq Stock Market (Nasdaq) was $11.45 per share. We encourage you to obtain current market quotations for UCFC common shares prior to making a decision regarding this offer. See Section 7.

•	We are making this offer because we believe that, given the current market price of the shares, the purchase of UCFC common shares is an attractive investment for UCFC and will help us to utilize our capital more effectively and to enhance shareholder value. See Section 3.

•	If you hold physical certificates representing your UCFC common shares and wish to tender these shares, you must deliver them, together with a completed letter of transmittal, to the depositary prior to the expiration of the offer. If your shares are held in street name by a broker, dealer, bank, trust company or other nominee, you must instruct the nominee to tender your shares. If you hold shares in book-entry form under our Dividend Reinvestment and Stock Purchase Plan and wish to tender those shares, you must give separate instructions for those shares on the letter of transmittal. See Section 2.

•	If you are a registered shareholder and tender your shares directly to the depositary, you will not need to pay any brokerage commissions. If you hold shares through a broker or bank, however, you should ask your broker or bank if you will be charged a fee to tender your shares. See Sections 1 and 5.

•	We may not purchase all of the shares that you tender in this offer. If more than 4,000,000 shares are tendered, we will first purchase shares from all holders of “odd lots” of less than 100 shares who properly tender all of their shares, then we will purchase shares from all other shareholders who properly tender shares, on a pro rata basis. See Section 1.

•	We are not required to purchase any common shares, we may postpone the purchase of shares tendered, or we may cancel, terminate or amend this offer if, any of the following occur:

▪	we believe the purchase of tendered shares will result in our common stock no longer being authorized for trading on Nasdaq, having less than 300 holders of record or otherwise be considered a “going private transaction;”

▪	any governmental authority restrains or prohibits our offer;

▪	another party proposes, announces or makes a tender or exchange offer, merger, business combination or other similar transaction involving UCFC; or

▪	there is a material change in the business, condition, income, operations or prospects of UCFC and its subsidiaries.

     See Section 6.

•	The offer is scheduled to expire on March 1, 2004, at 5:00 p.m., Eastern time, but we may choose to extend it at any time. If we extend the offer, we will make a public announcement before 9:00 a.m., Eastern time, on the first business day after the offer was scheduled to expire. See Section 14.

•	If you tender your shares and change your mind, you may withdraw your shares at any time before the offer expires, which is currently scheduled to be 5:00 p.m. Eastern time on March 1, 2004. To properly withdraw your shares, you must timely deliver a written notice of your withdrawal to the depositary at the address or facsimile number appearing on the last page of this document. The information required and the method of notification differs depending on whether you hold your shares directly or through a broker or other nominee. See Section 4.

•	We expect to announce final results of any proration within five to ten business days following the offering’s expiration date and will mail payments promptly thereafter. See Section 5.

•	Generally, you will recognize gain or loss on any tendered shares that we purchase equal to the difference between the cash paid to you by UCFC and your tax basis in the shares purchased. See Section 12.

•	You should note that we intend to delay the declaration and payment of the quarterly dividend so that dividends will not be paid on shares that we purchase pursuant to this offer. See Section 8.

•	You do not need to participate in the tender offer. Shareholders who choose not to tender their shares will realize a proportionate increase in their relative equity interest in UCFC and in our future earnings and assets. Our purchase of shares in the offer will reduce the number of outstanding shares and shares available for trading in the securities markets. In addition, once the offer is completed, there is no assurance that the stock price will not decrease to pre-offer levels or below, although we may continue to purchase shares at then current prices in accordance with federal and state securities laws. Our purchase of shares could result in lower stock prices or reduced liquidity in the trading market for common stock in the future. See Section 3.

SECTION 1
NUMBER OF SHARES; PRIORITY OF PURCHASES; ODD LOTS; PRORATION

General

     We are offering to purchase up to 4,000,000 of our common shares for a purchase price of $12.50 per share, net to the seller in cash, without interest. Shares properly tendered and not withdrawn will be purchased at the purchase price, upon the terms and subject to the conditions of this offer, including the odd lot and proration provisions described below.

     The term “expiration date” means 5:00 p.m., Eastern time, on March 1, 2004, unless we, in our sole discretion, extend the period of time for which this offer will remain open by giving oral or written notice to Registrar and Transfer Company, the depositary for this offer and hereinafter referred to as the depositary. If this offer is extended, we will make a public announcement before 9:00 a.m., Eastern time, on the first business day after the offer was scheduled to expire. If the offer is extended, the term “expiration date” will mean the latest time and date at which this offer, as extended, expires. See Section 14. All shares tendered and not purchased because of proration will be returned to you at our expense promptly following the expiration date.

     Although this offer is not conditioned on any minimum number of shares being tendered, it is subject to certain other conditions. See Section 6.

     Tendering shareholders will not be obligated to pay any charges or expenses of the depositary or any brokerage commissions. If you hold shares through a broker or bank, however, you should ask your broker or bank to see if it will charge you a fee to tender your shares. Except as set forth in Instruction 6 of the letter of transmittal, transfer taxes on the purchase of shares tendered will be paid by UCFC.

     This document, the related letter of transmittal, and other related tender offer documents will be mailed to record holders of UCFC common shares as of January 15, 2004 and will be furnished to brokers, banks and similar persons whose names or the names of whose nominees appear on our shareholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of UCFC common shares.

Priority of Purchases

     Upon the terms and subject to the conditions of our offer, if 4,000,000 or fewer shares are properly tendered and not properly withdrawn on or before the expiration date, we will purchase all properly tendered shares at the purchase price.

     Upon the terms and subject to the conditions of our offer, if more than 4,000,000 shares are validly tendered and not withdrawn on or prior to the expiration date, we will purchase validly tendered shares in the following order of priority:

•	First, we will purchase shares properly tendered and not properly withdrawn on or prior to the expiration date by or on behalf of any shareholder who beneficially owns, as of the expiration date, a total of less than 100 shares and who validly tenders all of such shares and completes the box captioned “Odd Lots” on the letter of transmittal, and, if applicable, in the notice of guaranteed delivery. Partial tenders will not qualify for this preference.

•	Second, after the purchase of all the shares properly tendered by odd lot holders, we will purchase shares from all other shareholders who properly tender shares, on a pro rata basis with appropriate adjustment to avoid fractional shares. We will purchase the same percentage of shares tendered from each tendering shareholder in this second category. We will announce this proration percentage, if applicable, after the offer expires.

Odd Lots

     All shares validly tendered and not withdrawn on or prior to the expiration date by or on behalf of any shareholder who beneficially owns, as of the expiration date, a total of less than 100 shares, will be accepted for purchase before proration, if any, of other tendered shares. Partial tenders will not qualify for this preference, and it is not available to beneficial holders of 100 or more shares, even if the holders have separate stock certificates for fewer than 100 shares. By accepting this offer, a shareholder beneficially owning fewer than 100 shares may avoid the payment of brokerage commissions and the applicable odd lot discount payable in a sale of such shares in a transaction effected on a securities exchange. Any shareholder wishing to tender all of his or her shares pursuant to this section should complete the box captioned “Odd Lots” on the letter of transmittal.

     As of January 21, 2004, there were approximately 2,723 holders of record of fewer than 100 UCFC common shares, and these shareholders held in the aggregate approximately 106,000 shares. A large number of shares are held in the names of brokers and nominees, and we cannot estimate the number of beneficial owners of fewer than 100 shares or the aggregate number of shares they own.

Proration

     If proration of tendered shares is required, we will determine the final proration factor promptly after the expiration date. Proration for each shareholder tendering shares, other than odd lot holders, will be based on the ratio of the number of shares tendered by the shareholder to the total number of shares tendered by all shareholders, other than odd lot holders. This ratio will be applied to shareholders tendering shares to determine the number of shares, rounded down to the nearest whole share, that will be purchased from each shareholder pursuant to this offer. If a shareholder tenders shares held in our Dividend Reinvestment and Stock Purchase Plan and only a portion of his or her tendered shares are purchased due to proration, the shares that are not accepted for purchase will be returned to the Dividend Reinvestment Plan, even if the shareholder tendered other shares that were not held in the Dividend Reinvestment Plan.

     Because of the time it will take to determine the number of shares properly tendered and not properly withdrawn, including shares tendered by guaranteed delivery procedures as described in Section 2, and because of the odd lot procedures described above, we do not expect that we will be able to announce the final proration percentage until five to ten business days after the expiration date. The preliminary results of any proration will be announced by press release promptly after the proration has been determined. Shareholders may obtain preliminary proration information from the information agent, and may be able to obtain this information from their brokers.

     As described in Section 12, the number of shares that we will purchase from a shareholder under this offer may affect the United States federal income tax consequences to that shareholder and, therefore, may be relevant to a shareholder’s decision whether or not to tender shares.

SECTION 2
PROCEDURES FOR TENDERING SHARES

     To tender shares validly pursuant to this offer, either of the following must occur:

(1)	A properly completed and duly executed letter of transmittal or facsimile thereof, together with any required signature guarantees and any other documents required by the letter of transmittal, must be received on or prior to the expiration date by the depositary at its address set forth on the back cover of this offer to purchase and either:

(i)	certificates for the shares to be tendered must be received by the depositary at such address, or

(ii)	the shares must be delivered pursuant to the procedures for book-entry transfer described below, and a confirmation of the delivery received by the depositary including an agent’s message (described under “Book-Entry Delivery” below); or

(2)	The broker, dealer, bank, trust company or other nominee who holds your shares must comply with the guaranteed delivery procedure set forth below.

     In cases where shares are tendered by a registered holder who has completed either the box entitled “Special Payment Instructions” or the box entitled “Special Delivery Instructions” in the letter of transmittal, all signatures on the letters of transmittal must be guaranteed by an “eligible institution.” An “eligible institution” is a bank, broker, dealer, credit union, savings association or other entity that is a member in good standing of the Securities Transfer Agents Medallion Program or a bank, broker, dealer, credit union, savings association or other entity that is an “eligible guarantor institution,” as that term is defined in Rule 17Ad-15 promulgated under the Securities Exchange Act of 1934, as amended. Your signature can be guaranteed at any of the branches of The Home Savings and Loan Company of Youngstown, Ohio, our banking subsidiary. If the certificates are registered in the name of a person other than the signer of the letter of transmittal, or if certificates for unpurchased shares are to be issued to a person other than the registered holder(s), the certificates must be endorsed or accompanied by appropriate stock powers, in either case signed exactly as the name or names of the registered owner or owners appear on the certificates, with the signature(s) on the certificates or stock powers guaranteed.

     A tender of shares pursuant to the procedures described in this Section will constitute a binding agreement between the tendering shareholder and UCFC upon the terms and subject to the conditions of this offer.

     The method of delivering all documents, including certificates for shares, the letter of transmittal and any other required documents, is at your election and risk. If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended.

     All deliveries in connection with this offer, including a letter of transmittal and certificates for shares, must be made to the depositary and not to UCFC or the book-entry transfer facility. Any documents delivered to UCFC or the book-entry transfer facility will not be forwarded to the depositary and, therefore, will not be deemed to be properly tendered. In all cases, sufficient time should be allowed to ensure timely delivery.

Procedure for Shares Held in Physical Form

     If you hold physical certificates for shares that you wish to tender in this offer, you must deliver them with a completed letter of transmittal to the depositary prior to the expiration date. If you have lost your share certificates, please see “Lost or Destroyed Certificates” below.

Procedure for Shares Held By Registered Holder

     If you wish to tender your shares, but they are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you must contact that registered holder. Please allow sufficient time to permit the letter of transmittal and other required documents to reach the depositary by the expiration date of this offer.

Procedure for Shares Held By Dividend Reinvestment and Stock Purchase Plan

     If you wish to tender shares held in book-entry form under our Dividend Reinvestment and Stock Purchase Plan, you must complete the box “Tender of Shares Held In the Dividend Reinvestment and Stock Purchase Plan” on the letter of transmittal and submit the letter of transmittal to the depositary.

Book-Entry Delivery

     The depositary will establish an account with respect to the UCFC common shares at The Depository Trust Company for purposes of this offer within two business days after the date of this document. Any financial institution that is a participant in the system of the book-entry transfer facility may make book-entry delivery of shares by causing the book-entry transfer facility to transfer the shares into the depositary’s account in accordance with the depositary’s procedure for the transfer. Even though delivery of shares may be effected through book-entry transfer into the depositary’s account at the book-entry transfer facility, either of the following must occur for a valid tender:

(1)	A properly completed and duly executed letter of transmittal or an agent’s message, as defined below, together with any required signature guarantees and any other required documents, must, in any case, be transmitted to and received by the depositary at its address set forth on the back cover of this offer on or prior to the expiration date, or

(2)	The broker, dealer, bank, trust company or other nominee who holds your shares must comply with the guaranteed delivery procedures set forth below.

     Delivery of the letter of transmittal (or other required documentation) to the book-entry transfer facility does not constitute delivery to the depositary.

     The term “agent’s message” means a message transmitted by the book-entry transfer facility to, and received by, the depositary and forming a part of a book-entry confirmation, which states that the book-entry transfer facility has received an express acknowledgement from the participant in the book-entry transfer facility tendering the shares, that the participant has received and agrees to be bound by the terms of the letter of transmittal and that we may enforce such terms against the participant.

Guaranteed Delivery

     If you want to tender your shares pursuant to this offer and your shares are held in street name by a broker, dealer, bank, trust company or other nominee, but your share certificates are not immediately available, the procedure for book-entry transfer cannot be completed on a timely basis, or if time will not permit all required documents to reach the depositary prior to the expiration date, you can still tender your shares if all the following conditions are met:

•	the tender is made by or through an eligible institution;

•	the depositary receives by hand, mail, overnight courier or facsimile transmission, prior to the expiration date, a properly completed and duly executed notice of guaranteed delivery in the form we have provided with this document, with signatures guaranteed by an eligible institution; and

•	the depositary receives, within three Nasdaq trading days after the date of its receipt of the notice of guaranteed delivery,

•	the certificates for all tendered shares, or confirmation of receipt of the shares pursuant to the procedure for book-entry transfer as described above,

•	a properly completed and duly executed letter of transmittal or facsimile of it, or an agent’s message in the case of a book-entry transfer, and

•	any other documents required by the letter of transmittal.

     The exchange of the purchase price for shares tendered and accepted for purchase pursuant to this offer will be made only after timely receipt by the depositary of certificates for the shares, properly completed, duly executed letter(s) of transmittal and any other required documents.

Lost or Destroyed Certificates

     If the certificate(s) for any of your shares have been lost, stolen, misplaced or destroyed, indicate that fact on the letter of transmittal. In addition, you must complete the box captioned “Affidavit For Lost Stock Certificate(s)” in the letter of transmittal. In such event, the depositary will forward additional documentation necessary to be completed in order to effectively replace the lost or destroyed certificate(s). See Instruction 12 of the letter of transmittal. You should allow ample time for this process as we will not be responsible for your inability to complete the necessary documentation prior to the expiration date.

Determination of Validity

     All questions as to the validity, form, eligibility (including time of receipt) and acceptance of any tender of shares will be determined by us in our sole discretion, and our determination will be final and binding. We reserve the absolute right to reject any or all tenders determined by us not to be in proper form or the acceptance or purchase of which may, in the opinion of our counsel, be unlawful. We also reserve the absolute right to waive prior to the expiration date any condition (other than the nonwaivable conditions) or any defect or irregularity in the tender of any shares. No tender of shares will be deemed to have been validly made until all defects and irregularities have been cured or waived. None of UCFC, the dealer manager/information agent, the depositary nor any other person will be under any duty to give notification of any defects or irregularities in the tender of any shares or will incur any liability for failure to give any such notification. Our interpretation of the terms and conditions of this offer (including this document, the letter of transmittal and its instructions and other offer materials) will be final and binding.

Your Representations and Warranties

     It is a violation of Rule 14e-4 promulgated under the Securities Exchange Act of 1934 for a person, directly or indirectly, to tender shares:

•	for that person’s own account unless, at the time of tender and at the end of the proration period, the person so tendering has a “net long position” equal to or greater than the amount of (x) shares tendered or (y) securities immediately convertible into, or exchangeable or exercisable for, the subject securities, or

•	for the account of another person unless the person making it possesses the stock certificates or has a reasonable belief that the person on whose behalf the tender is made owns the shares and will promptly deliver the shares in accordance with the terms of the tender offer.

     A tender of shares pursuant to this offer will constitute your acceptance of the terms and conditions of our offer, as well as your representation and warranty to us that the above conditions have been met.

Federal Backup Withholding Tax

     Under the United States federal backup withholding tax rules, 28% of the gross proceeds payable to a shareholder or other payee in the tender offer must be withheld and remitted to the United States Treasury, unless the shareholder or other payee provides such person’s taxpayer identification number (employer identification number or social security number) to the depositary and certifies under penalties of perjury that this number is correct or otherwise establishes an exemption. You should complete and sign the substitute Form W-9 included as part of the letter of transmittal in order to provide the information and certification necessary to avoid backup withholding. If you do not provide the depositary with the correct taxpayer identification number or an adequate basis for exemption, you may be subject to certain penalties imposed by the Internal Revenue Service.

     Certain shareholders (including, among others, all corporations and certain foreign shareholders) are exempt from these backup withholding rules. In order for a foreign shareholder to qualify as an exempt recipient, that shareholder must submit an Internal Revenue Service Form W-8 or a Substitute Form W-8, signed under penalties of perjury, attesting to that shareholder’s exempt status. The applicable form can be obtained from the depositary. See Instruction 9 of the letter of transmittal.

     You are urged to consult with your own tax advisor regarding your qualifications for exemption from backup withholding and the procedure for obtaining any applicable exemption.

     For a discussion of United States federal income tax consequences to tendering shareholders, see Section 12.

SECTION 3
PURPOSE OF THE OFFER; RISKS; CERTAIN EFFECTS OF THE OFFER

Purpose of the Offer

     On December 17, 2003, our board of directors approved our offer to purchase up to 4,000,000 UCFC common shares from our shareholders. We believe that, given our business, assets and prospects and the current market price of the shares, the purchase of the shares pursuant to the offer is an attractive investment for UCFC. We have adequate resources, in available cash, dividends we will receive from our subsidiaries, and borrowed funds, to fund the amount required to purchase shares under the offer and pay related expenses. As part of our consideration of this offer, our board of directors considered a number of alternative uses of our excess capital, such as open market purchases of UCFC common shares, increasing dividends and acquisitions of other financial institutions.

     Our current capital base exceeds all applicable regulatory standards and the amount of capital needed to support our business. After evaluating a variety of alternatives to utilize more effectively our capital base and to attempt to enhance shareholder value, our management and board of directors believe that the purchase of shares pursuant to this offer is a positive action that is intended to accomplish the desired objectives. Other actions previously employed, including periodic open market purchases of shares, a return of capital, the acquisitions of Butler Wick Corp., Industrial Bancorp, Inc. and Potters Financial Corporation, and quarterly cash dividends, have enhanced shareholder value, but capital remains at high levels, and this affects our ability to produce desired returns for shareholders.

     In addition, we believe the offer may be attractive from the perspective of our shareholders, for the following reasons:

•	The offer gives shareholders the opportunity to sell their shares at the purchase price, which may be greater than market prices prevailing immediately prior to the announcement of the offer and may be greater than market prices upon completion or termination of the offer.

•	The offer may provide shareholders who are considering a sale of all or a portion of their shares the opportunity to sell their shares without the usual transaction costs associated with market sales.

•	Any odd lot holders whose shares are purchased pursuant to the offer not only may avoid the payment of brokerage commissions for their sale of shares directly to UCFC, but also will avoid any applicable odd lot discounts applied on sales of odd lots in the market.

•	To the extent the purchase of shares in the offer results in a reduction in the number of shareholders of record, the costs to us for services to shareholders will be reduced.

•	Shareholders who determine not to accept the offer will increase their proportionate interest in UCFC’s equity, and thus in UCFC’s future earnings and assets, subject to UCFC’s right to issue additional shares and other equity securities in the future.

Risks

     The offer also presents some potential risks and disadvantages to UCFC and our continuing shareholders:

•	The offer will result in a decrease in the amount of cash and investments held by UCFC. However, after completion of the offer, we expect to continue to maintain adequate capital in line with federal regulations for a “well capitalized” financial institution.

•	The offer will reduce the “public float” (the number of shares owned by outside shareholders and available for trading in the securities markets). This may result in lower stock prices or reduced liquidity in the trading market for common shares in the future. Nonetheless, there will be approximately 30,505,902 shares remaining outstanding (assuming that options to acquire 405,000 shares are exercised by the UCFC executive officers and directors), which we believe will be a sufficient number of shares outstanding and publicly traded following this offer to ensure a continued trading market in the shares.

•	Although the board of directors has no present intention of selling all or any significant part of the assets of UCFC, if an unanticipated acquisition of all or substantially all of the assets of UCFC or of a controlling interest in UCFC were to occur in the future, it is possible that a premium price could be paid for UCFC common shares. If a shareholder accepts this offer prior to such a transaction, then the tendering shareholder would have foregone any ability to share in such a premium price. There can be no assurance that UCFC will ever be acquired or that any premium price will ever be obtained with respect to the shares.

•	After this offer is complete, we may continue to purchase additional shares on the open market, in private transactions, through tender offers or otherwise, pursuant to previously announced repurchase plans. See Section 8. Future purchases by us may be on the same terms or on terms that are more or less favorable to our shareholders than the terms of this offer. Rule 13e-4 promulgated under the Securities Exchange Act of 1934 prohibits us and our affiliates from purchasing any shares, other than pursuant to our offer, until at least ten business days after the expiration date. Any possible future purchases by us will depend on many factors, including market price of the shares, the results of this offer, our business and financial position and general economic and market conditions.

     The common shares we purchase pursuant to this offer will be restored to the status of authorized and unissued shares or will become treasury stock and will be available for issuance by UCFC in the future without further shareholder action, except as may be required by applicable law or the rules applicable to companies with shares quoted on Nasdaq or any other securities exchange on which the shares may be listed, for purposes including the acquisition of other businesses, the raising of additional capital for use in our business and the satisfaction of obligations under existing or future employee benefit plans. We currently have no plans for the issuance of shares purchased pursuant to this offer.

     Shareholders who tender all of their shares in this offer will not be able to participate in any dividends declared by our board of directors that are payable to shareholders of record on a date after the completion of the offer or any benefits derived by our shareholders from other strategic uses of our capital. Shareholders who do not tender their shares in this offer and shareholders who otherwise retain an equity interest in UCFC (including as a result of a partial tender of their shares or a proration of shares tendered in the offer) will continue to be shareholders of UCFC with the attendant risks and rewards associated with owning the equity securities of UCFC, including the ability to participate to the extent of their continued shareholdings in any dividends following the offer, and the risks and rewards, if any, associated with any strategic transaction consummated following the offer.

     Our board of directors has approved this offer. However, neither we, the depositary nor the information agent makes any recommendation as to whether a shareholder should tender or refrain from tendering his or her shares, and we have not authorized any person to make any such recommendation. Shareholders are urged to evaluate carefully all information contained in this offer, consult their own investment and tax advisors and make their own decision whether to tender shares and, if so, how many shares to tender.

SECTION 4
WITHDRAWAL RIGHTS

     Shares tendered pursuant to this offer may be withdrawn at any time prior to the time the offer expires. If we extend the period of time during which the offer is open, are delayed in purchasing shares or are unable to purchase shares pursuant to the offer for any reason, then, without prejudice to our rights under the offer, the depositary may, on our behalf, retain all shares tendered, and such shares may not be withdrawn except as otherwise provided in this Section 4, subject to Rule 13e-4(f)(5) under the Securities Exchange Act of 1934, which provides that the issuer making the tender offer shall either pay the consideration offered, or return the tendered securities promptly after the termination or withdrawal of the tender offer. Tenders are irrevocable after the expiration date, except that shares tendered may be withdrawn even after the expiration date if they have not been accepted for purchase within 40 business days after the commencement of the offer.

     A purported notice of withdrawal that lacks any of the required information described below will not be an effective withdrawal of a tender previously made.

     All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by us in our sole discretion, and our determination will be final and binding. Neither we, the depositary nor any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or will incur any liability for failure to give any notification.

     Any shares properly withdrawn will be deemed not to have been validly tendered for purposes of our offer unless they are re-tendered by following one of the procedures described under Section 2 at any time prior to the expiration date.

Withdrawal of Shares Held in Physical Form

     For a withdrawal to be effective, a holder of shares held in physical form must provide a written notice of withdrawal to the depositary at its address set forth on the back cover of this offer before the expiration date. The notice of withdrawal may be by facsimile and must contain:

•	the name of the person who tendered the shares;

•	the number of the shares to be withdrawn;

•	the certificate numbers shown on the particular certificates evidencing shares;

•	the signature of such shareholder executed in the same manner as the original signature on the letter of transmittal, including a signature guarantee by an eligible institution (i.e., a bank, broker, dealer, credit union, savings association or other entity that is a member in good standing of the Securities Transfer Agents Medallion Program or a bank, broker, dealer, credit union, savings association or other entity which is an “eligible guarantor institution,” as that term is defined in Rule 17Ad-15 promulgated under the Securities Exchange Act of 1934) unless the shares have been tendered for the account of any eligible institution; and

•	if the shares are held by a new beneficial owner, evidence satisfactory to UCFC that the person withdrawing the tender has succeeded to the beneficial ownership of the shares.

Withdrawal of Shares Tendered through Book-Entry or from the Dividend Reinvestment Plan

     For a withdrawal to be effective, a holder of shares held with the book-entry transfer facility must (i) call his or her broker and instruct the broker to withdraw the tender of shares by debiting the depositary’s account at the book-entry transfer facility for all shares to be withdrawn; and (ii) instruct the broker to provide a written notice of withdrawal to the depositary on or before the expiration date. If you tendered shares held in book-entry form under our Dividend Reinvestment and Stock Purchase Plan, you must provide a written notice of withdrawal to the depositary on or before the expiration date.

     The notice of withdrawal may be by facsimile and must contain:

•	the name of the person who tendered the shares;

•	the number of the shares to be withdrawn; and

•	if the shares are held by a new beneficial owner, evidence satisfactory to UCFC that the person withdrawing the tender has succeeded to the beneficial ownership of the shares.

SECTION 5
PURCHASE OF SHARES AND PAYMENT OF THE PURCHASE PRICE

Acceptance

     Upon the terms and conditions of our offer, including the proration provisions of our offer, promptly following the expiration date, we will accept for payment, pay for, and purchase shares properly tendered and not properly withdrawn. The acceptance for purchase and the purchase of shares validly tendered and not withdrawn will be made promptly after all the conditions to this offer have been satisfied or waived. For purposes of our offer, we will be deemed to have accepted for purchase and thereby acquired tendered shares as, if, and when we give oral or written notice to the depositary of our acceptance of the tenders of such shares.

     In the event of proration, we will determine the proration factor promptly after the expiration date. However, we do not expect to be able to announce the final results of any proration until approximately five to ten business days after the expiration date. In the event of a proration, we anticipate that we will commence payment on the tendered shares within ten business days after the expiration date.

Depositary

     We will pay for shares that we have purchased in the offer by depositing the aggregate purchase price with the depositary. Delivery of the aggregate purchase price in exchange for shares pursuant to our offer will be made by the depositary by check promptly after receipt of our notice of acceptance. The depositary will act as agent for tendering shareholders for the purpose of receiving the purchase price from us and remitting the same to tendering shareholders. Under no circumstances will we pay interest by reason of any delay in making the payment. In all cases, payment for shares accepted for payment pursuant to the offer will be made only after timely receipt by the depositary of certificates for the shares (or of a timely confirmation of a book-entry transfer of the shares into the depositary’s account at the book-entry transfer facility), a properly completed and duly executed letter of transmittal with any required signature guarantees, or in the case of a book-entry delivery, an agent’s message, and any other required documents.

     We will pay or cause to be paid any stock transfer taxes with respect to the sale and transfer of any shares to us or our order pursuant to our offer. However, payment of the purchase price to any person other than the registered holder or registration in the name of any person other than the registered holder of any shares delivered, whether in certificated form or by book entry, but not tendered or purchased, may result in additional stock transfer taxes. Moreover, additional stock transfer taxes may also result if tendered shares are registered in the name of any person other than the person signing the letter of transmittal, unless the person is signing in a representative or fiduciary capacity. The amount of any additional stock transfer taxes, whether imposed on the registered holder or otherwise, payable on account of the transfer to such person, will be deducted from the purchase price unless satisfactory evidence of the payment of the additional taxes, or exemption from them, is submitted. See Instruction 6 to the letter of transmittal.

     Any tendering shareholder or other payee who fails to complete fully, sign, and return to the depositary the substitute Form W-9 included with the letter of transmittal may be subject to federal income backup withholding tax of 28% of the gross proceeds paid to the shareholder or other payee under our offer. See Section 2. Also see Section 12 regarding additional United States federal income tax consequences.

Return of Certificates

     If any tendered shares are not accepted for purchase pursuant to the terms and conditions of this offer for any reason, or if certificates are submitted for more shares than are tendered, or if we cancel the offer because any other condition of our offer is not satisfied or waived, certificates for the unpurchased shares will be returned to the tendering shareholder by the depositary promptly following consummation, cancellation or termination of our offer. However, if a shareholder tenders shares and some of those shares were held in our Dividend Reinvestment and Stock Purchase Plan, then any shares returned to such shareholder will be placed in the Dividend Reinvestment Plan regardless of their origin.

SECTION 6
CERTAIN CONDITIONS OF THE OFFER

Offer Subject to Conditions

     Notwithstanding any other provisions of this offer, we will not be required to accept for purchase or to purchase any shares, we may postpone the acceptance for purchase of or the purchase of shares tendered, and we may cancel, terminate or amend this offer as provided herein if any of the following conditions are not satisfied or waived on or before the expiration date.

Avoidance of “Going Private” Transaction

     We may amend or terminate the offer, and will not be required to accept for purchase any shares tendered if, in our good faith reasonable judgment, any purchase of shares under the offer could result in the offer being considered a “going private transaction” under Rule 13e-3 of the Securities and Exchange Commission, that is,

•	if our purchase of shares pursuant to this offer would result in our common shares being held of record by fewer than 300 persons; or

•	if our purchase of shares pursuant to this offer would result in our common shares no longer being authorized for trading on Nasdaq.

     Although we do not anticipate that this will occur, this condition is a nonwaivable condition to this offer.

No Legal Prohibition

     We will not be obligated to close the offer if a preliminary or permanent injunction, decree or order has been entered by any governmental authority, or another legal restraint or prohibition is in effect, which enjoins, restrains or prohibits our offer or, in our reasonable judgment, could materially and adversely affect the business, condition (financial or other) income, operations or prospects of UCFC and our subsidiaries, taken as a whole, or otherwise materially impair in any way the contemplated future conduct of the business of UCFC or any of our subsidiaries or materially impair this offer’s contemplated benefits to us.

     As of the date of this document, no such injunction, decree, order, restraint or prohibition exists, nor to UCFC’s knowledge has any of the foregoing been threatened. However, we can give no assurance that an injunction, decree, order, restraint or prohibition will not exist in the future. This condition is a nonwaivable condition to our offer.

Material Adverse Change

     We will not be obligated to close our offer if, after the date of this document, any of the following has occurred:

•	the declaration of any banking moratorium or any suspension of payments in respect of banks in the United States (whether or not mandatory);

•	any general suspension of trading in, or limitation on prices for, securities on any U.S. national securities exchange or in the over-the-counter market;

•	the commencement of war, armed hostilities or any other national or international crisis directly or indirectly involving the United States;

•	any limitation (whether or not mandatory) by any governmental, regulatory or administrative agency or authority on, or any event which, in our reasonable judgment, might materially affect the extension of credit by banks or other lending institutions in the United States;

•	any significant decrease in the market price of the shares of UCFC or in the market prices of equity securities generally in the United States or any change in the general political, market, economic or financial conditions in the United States or abroad that could have, in our reasonable judgment, a material adverse effect on the business, condition (financial or other), income, operations or prospects of UCFC and its subsidiaries, taken as a whole, or on the trading in the shares;

•	in the case of any of the foregoing existing at the time of the announcement of our offer, a material acceleration or worsening of those conditions; or

•	any change in the business, condition (financial or other), income, operations or prospects of UCFC and its subsidiaries, taken as a whole that, in our reasonable judgment, is or may be materially adverse to UCFC and its subsidiaries taken as a whole.

     We reserve the right (but are not obligated), subject to the rules and regulations of the Securities and Exchange Commission, to waive this condition, in whole or in part, on or before the expiration date.

No Competing Offer

     We will not be obligated to close our offer if, after the date of this document, a tender or exchange offer with respect to some or all of the shares (other than our offer), or merger, acquisition proposal or other business combination for UCFC has been proposed, announced or made by another person or we have learned that:

•	any person or “group” (within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934) has acquired or proposes to acquire beneficial ownership of more than 5.0% of the outstanding shares, whether through the acquisition of stock, the formation of a group, the grant of any option or right or otherwise;

•	any such person or group that on or prior to the date of this document had filed such a Schedule with the Securities and Exchange Commission thereafter has acquired or has proposed to acquire, whether through the acquisition of stock, the formation of a group, the grant of any option or right or otherwise, beneficial ownership of additional shares representing 2.0% or more of the outstanding shares; or

•	any person or group has filed a Notification and Report Form under the Hart-Scott-Rodino Antitrust Improvement Act of 1976, reflecting an intent to acquire UCFC or any of its shares.

     We are not aware of any such event having occurred. We reserve the right (but are not obligated), subject to the rules and regulations of the Securities and Exchange Commission, to waive this condition, in whole or in part, prior to the expiration date.

Effect of Failing to Satisfy Conditions

     If any of the conditions have not been satisfied or, if waivable, waived by the expiration date, we may elect either to:

•	extend the expiration date and our offer and retain all shares tendered until the expiration date of the offer as extended, subject to the right of a tendering shareholder to withdraw his or her shares;

•	waive the conditions (other than the condition regarding going private and the condition regarding no legal prohibitions), extend our offer for a period of ten business days if our offer is scheduled to expire prior thereto if such waiver constitutes a material change in our offer, and thereafter purchase all properly tendered shares; or

•	terminate our offer and purchase none of the shares and return all tendered shares.

     We will not accept for purchase any shares pursuant to our offer until such time as the conditions have been satisfied or waived.

SECTION 7
SHARE, TRADING PRICE AND DIVIDEND INFORMATION

Shares Outstanding

     As of January 21, 2004, we had 34,100,902 common shares outstanding. The 4,000,000 common shares that we are offering to purchase represent approximately 11.7% of our issued and outstanding shares as of January 21, 2004. Assuming that we purchase all 4,000,000 shares that we are offering to purchase and that options to acquire 405,000 shares are exercised by the UCFC executive officers and directors as described in Section 9, the number of our issued and outstanding shares would be reduced to 30,505,902 shares immediately after the purchase.

Share Prices

     Our common shares are quoted on The Nasdaq Stock Market under the symbol “UCFC.” Quarterly stock prices and dividends declared are shown in the following table:

	First	Second	Third	Fourth		First	Second	Third	Fourth
	Quarter	Quarter	Quarter	Quarter		Quarter	Quarter	Quarter	Quarter

2003:					2002:
High	$9.07	$9.70	$10.00	$12.00	High	$8.13	$9.39	$9.15	$8.99
Low	8.60	8.74	9.11	9.75	Low	7.05	7.43	8.35	8.45
Close	8.82	9.22	9.90	11.41	Close	7.40	9.36	8.85	8.65
Dividends declared	0.075	0.075	0.075	0.075	Dividends declared	0.075	0.075	0.075	0.075

     On January 21, 2004, a date close to the date of this document, the closing price of UCFC common shares as reported on Nasdaq was $11.45 per share. We encourage you to obtain current quotations of the market price of our common shares prior to making a decision regarding this offer.

SECTION 8
INFORMATION ABOUT UCFC

General

     UCFC was incorporated in the State of Ohio in February 1998 in connection with the conversion of The Home Savings and Loan Company of Youngstown, Ohio from a mutual savings association to a permanent capital stock savings association, which was completed on July 8, 1998.

     Home Savings was organized as a mutual savings association under Ohio law in 1889. Home Savings is subject to supervision and regulation by the Office of Thrift Supervision, the Ohio Department of Commerce, Division of Financial Institutions, and the Federal Deposit Insurance Corporation. Home Savings is a member of the Federal Home Loan Bank of Cincinnati and the deposits of Home Savings are insured up to applicable limits by the FDIC in the Savings Association Insurance Fund.

     Home Savings conducts business from its main office located in Youngstown, Ohio, 35 full-service branches and five loan production offices located throughout northern Ohio and western Pennsylvania. The principal business of Home Savings is the origination of mortgage loans on one- to four-family residential real estate located in Home Savings’ primary market area. Home Savings also originates loans secured by nonresidential real estate. In addition to real estate lending, Home Savings originates commercial loans and various types of consumer loans, including home equity loans, education loans, loans secured by savings accounts, motor vehicles, boats and recreational vehicles and unsecured loans. For liquidity and interest rate risk management purposes, Home Savings invests in various financial instruments. Funds for lending and other investment activities are obtained primarily from savings deposits, which are insured up to applicable limits by the FDIC, principal repayments of loans and maturities of securities.

     Interest on loans and other investments is Home Savings’ primary source of income. Home Savings’ principal expense is interest paid on deposit accounts. Operating results are dependent to a significant degree on the net interest income of Home Savings, which is the difference between interest earned on loans and other investments and interest paid on deposits and borrowed funds. Like most thrift institutions, Home Savings’ interest income and interest expense are significantly affected by general economic conditions and by the policies of various regulatory authorities.

     On August 12, 1999, UCFC acquired Butler Wick Corp. Butler Wick is the parent company for three wholly-owned subsidiaries: Butler Wick & Co., Inc., Butler Wick Asset Management Company and Butler Wick Trust Company. Butler Wick conducts business from its thirteen offices located in northern Ohio and western Pennsylvania. Butler Wick primarily sells common and preferred stocks, but also offers an array of government, corporate and municipal bonds, unit trusts, mutual funds, IRA’s, money market accounts and certificates of deposit. Butler Wick also offers investments in precious metals and a full line of life insurance and annuity products, personal and corporate financial planning, estate planning, and pension and profit sharing plans.

Selected consolidated pro forma data

     The following table presents selected financial data for UCFC on a historical and pro forma basis for the year ended December 31, 2003. UCFC derived the data for the year ended December 31, 2003, based on its unaudited consolidated financial statements for the fiscal year ended December 31, 2003. In the opinion of UCFC’s management, all adjustments necessary for a fair presentation have been made.

Balance Sheet Data:

	Historical at	Pro Forma at
	December 31, 2003	December 31, 2003

	(In thousands)
ASSETS
Cash and cash equivalents	$81,155	$38,155
Securities	243,125	243,125
Loans receivable, net	1,587,835	1,587,835
Other assets	161,718	161,718

Total assets	2,073,833	2,030,833

LIABILITIES AND SHAREHOLDERS’ EQUITY
Liabilities:
Deposits	1,423,698	1,423,698
Borrowings	338,463	342,711
Other liabilities	31,836	31,836

Total liabilities	1,793,997	1,798,245
Shareholders’ equity:
Common stock and additional paid-in capital, net of unearned ESOP and unearned stock awards	122,774	122,774
Treasury stock	(29,557)	(76,338)
Retained earnings	185,495	185,028
Accumulated other comprehensive income	1,124	1,124

Total shareholders’ equity	279,836	232,588

Total liabilities and shareholders’ equity	2,073,833	2,030,833

Income Statement Data:

	Historical
	Fiscal year		Pro Forma
	ended December 31,		Fiscal year ended
	2002	2003	December 31, 2003

	(In thousands, except per share data)
Total interest income	$125,960	$111,663	$111,233
Total interest expense	54,236	40,252	40,348

Net interest income	71,724	71,411	70,885
Provision for loan losses	3,578	3,179	3,179

Net interest income after provision for loan losses	68,146	68,232	67,706
Total non-interest income	31,806	40,845	40,845
Total non-interest expense	68,359	73,572	73,572

Income before income taxes	31,593	35,505	34,979
Income taxes	10,776	12,565	12,381

Net income	$20,817	$22,940	$22,599

Selected Financial Ratios:
Earnings per share – basic	$0.65	$0.73	$0.81
Earnings per share – diluted	$0.65	$0.72	$0.80
Weighted average shares	32,325	31,784	28,189
Return on average equity	7.74%	8.27%	9.82%
Book value per share	$7.79	$8.21	$7.63
Shares outstanding	35,245	34,086	30,491

Notes to Unaudited Pro Forma Financial Information

1.	The pro forma financial information reflects the repurchase of 4,000,000 shares at $12.50 per share.

2.	The balance sheet data give effect to the purchase of shares as of the balance sheet date. The income statement data give effect to the purchase of shares as of the beginning of each period presented.

3.	A portion of funds used to purchase shares was obtained through additional borrowings and the liquidation of interest-bearing deposits held in other financial institutions. The pro forma data assume a rate of interest of 2.25% on additional borrowings and 1.0% on the interest-bearing deposits and an incremental tax rate of 35%. The remainder of the funds used to purchase shares may be obtained from cash received by UCFC executive officers and directors upon their anticipated exercise of options to acquire 405,000 shares.

4.	Unearned ESOP shares and awarded, but unearned stock award shares are considered to be outstanding for book value per share purposes.

5.	No effect has been given to the cost incurred in connection with this offer. These costs are not expected to be material and will be capitalized as part of the cost of the shares purchased.

Plans or Proposals

     Except as otherwise described in this document, we currently have no plans, proposals, or negotiations that relate to or would result in:

•	any extraordinary transaction (such as a merger, reorganization or liquidation) involving UCFC or any of our subsidiaries;

•	any purchase, sale, or transfer of a material amount of the assets of UCFC or any of our subsidiaries;

•	any material change in the present dividend rate, dividend policy, indebtedness or capitalization of UCFC;

•	any change in our present board of directors or management (including any plans or proposals to change the number or the term of directors or to fill any existing vacancies on the board or to change any material term of the employment contract of any executive officer);

•	any other material change in our corporate structure or business;

•	our common shares to cease to be traded on Nasdaq;

•	our common shares becoming eligible for termination of registration under Section 12(g)(4) of the Securities Exchange Act of 1934;

•	the suspension of our obligation to file reports under Section 15(d) of the Securities Exchange Act of 1934;

•	the acquisition by any person of additional securities of UCFC or the disposition of securities of UCFC; or

•	any changes in our articles of incorporation or code of regulations or other actions that could impede the acquisition of control of UCFC.

     On March 12, 2004, Donald J. Varner, a director and the secretary of UCFC and Home Savings and a senior vice president of Home Savings, will retire. The board of directors intends to fill the vacancy that will be created on the board by Mr. Varner’s retirement, but it has not yet determined who his replacement will be.

     After this offer is complete, we may continue to purchase additional shares in the open market through our repurchase program that was announced on April 21, 2003. We have 856,747 shares remaining to be purchased pursuant to that program. However, Securities and Exchange Commission rules prohibit us from purchasing any shares, other than through this tender offer, until at least ten business days after the expiration date of this offer.

     We intend to delay the declaration and payment of the quarterly dividend so that dividends will not be paid on shares that we purchase pursuant to this offer.

SECTION 9
INFORMATION ABOUT OUR DIRECTORS, EXECUTIVE OFFICERS AND CONTROLLING
SHAREHOLDERS

Securities Ownership

     The following table sets forth certain information regarding the number of common shares of UCFC beneficially owned by each person who beneficially owns more than 5% of UCFC’s common shares and each director and executive officer as of January 21, 2004:

	Amount and nature of
	beneficial ownership

	Sole voting and		Shared voting or	Percent of
Name	investment power		investment power	shares outstanding

United Community Financial Corp. Employee Stock Ownership Plan	2,710,961	(1)	1,435,876	12.16%
Richard M. Barrett	60,920		28,528	*
Thomas J. Cavalier	69,334	(2)	—	*
Patrick A. Kelly	423,216	(2)	22,529	1.30
David G. Lodge	314,573	(2)	1,350	*
Douglas M. McKay	633,377	(2)	—	1.83
Richard J. Schiraldi	5,437		—	*
Herbert F. Schuler, Sr.	55,971		54,860	*
Donald J. Varner	206,309	(2)	32,838	*
All directors and executive officers as a group (8 persons)	1,769,137	(2)	140,105	5.42

*	Less than one percent of the total outstanding.

(1)	Riggs Bank N.A., as the Trustee for the United Community Financial Corp. Employee Stock Ownership Plan (the ESOP), has sole investment power over the ESOP shares. The Trustee may be deemed to have voting power over the 2,710,961 unallocated shares, although the plan provides that unallocated shares shall be voted by the Trustee in the same proportion as participants direct the voting of allocated ESOP shares. ESOP allocations for fiscal year 2003 were not available as of January 21, 2004.

(footnotes continue on next page)

(2)	Includes the following number of shares that may be acquired upon the exercise of options awarded under the United Community Financial Corp. Long-Term Incentive Plan: Mr. Cavalier – 23,634; Mr. Kelly – 233,887; Mr. Lodge – 257,733; Mr. McKay – 568,995; Mr. Varner – 48,727; and directors and executive officers as a group – 1,132,976.

     There are no arrangements or understandings between any of the directors, executive officers or any other person pursuant to which any of UCFC’s directors or executive officers have been selected for their respective positions.

     Home Savings makes loans to executive officers and directors of Home Savings and UCFC in the ordinary course of business and on the same terms and conditions, including interest rates and collateral, as those of comparable loans to other persons. All outstanding loans to executive officers and directors were made pursuant to such policy, do not involve more than the normal risk of collectibility or present other unfavorable features and are current in their payments.

     UCFC directors and executive officers may participate (i.e., tender shares of common stock) in the offer on the same basis as our other shareholders. Based on our discussions with UCFC directors and executive officers as of January 21, 2004, we understand that UCFC directors and executive officers are considering tendering shares in the offer. Based on these discussions, we believe that UCFC directors and executive officers intend to acquire, in the aggregate, approximately 405,000 shares upon the exercise of outstanding options held by them, and then tender those shares in the offer.

     Except for outstanding options to purchase shares granted from to time to time over recent years to certain directors and employees, including executive officers, of UCFC pursuant to our stock option plan, and except as otherwise described herein, neither UCFC nor, to the best of our knowledge, any of our affiliates, directors or executive officers, or any of the directors or executive officers of any of its affiliates, is a party to any contract, arrangement, understanding or relationship with any other person relating, directly or indirectly, to the offer with respect to any securities of UCFC including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss or the giving or withholding of proxies, consents or authorizations.

SECTION 10
SOURCE AND AMOUNT OF FUNDS

     Assuming that we purchase 4,000,000 shares pursuant to the offer at the purchase price of $12.50 per share, the total amount of funds required to purchase these shares, not including fees and expenses attributable to the offer, will be $50 million. We anticipate that the funds necessary to pay such amounts will be provided from a combination of dividends paid to us by our subsidiaries, cash received upon the anticipated exercise of options by UCFC executive officers and directors and a line of credit of up to $10 million with KeyBank National Association. Amounts borrowed on this line of credit will bear interest, at our option, at the rate of either: (a) the London Interbank Offered Rate plus 125 basis points, or (b) the greater of (i) KeyBank’s prime rate or (ii) .05% in excess of the Federal Funds Effective Rate. Unless otherwise extended, the outstanding principal on this line of credit is due on January 31, 2007. If we fund any part of the purchase price with the line of credit, we may later refinance the indebtedness, depending on our ability to secure financing with more favorable terms.

SECTION 11

RECENT TRANSACTIONS IN OUR SHARES

     Since November 1, 2003, we have repurchased approximately 90,700 UCFC common shares with prices not including any fees ranging from $11.05 to $11.18 in privately negotiated and open market transactions. To our knowledge, there have been no transactions in our common shares by any of our directors, executive officers or controlling shareholders or by any executive officer or director of any of our subsidiaries within the 60 day period preceding the date of this document. Shares are purchased from time to time in the open market by the trustee administering the UCFC Employee Stock Ownership Plan and ongoing purchases of shares are made through the reinvestment of dividends under our Dividend Reinvestment and Stock Purchase Plan. We expect purchases under our ESOP and Dividend Reinvestment Plan to continue based on elections in effect and present patterns.

SECTION 12

CERTAIN MATERIAL FEDERAL INCOME TAX CONSEQUENCES

General

     The following is a discussion of certain material United States federal income tax consequences to shareholders with respect to a sale of shares pursuant to the offer. The discussion is based upon the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), Treasury regulations promulgated thereunder, Internal Revenue Service (“IRS”) rulings and procedures and judicial decisions, all in effect as of the date hereof and all of which are subject to change (possibly with retroactive effect) by subsequent legislative, judicial or administrative action. The discussion does not address all aspects of United States federal income taxation that may be relevant to a particular shareholder in light of the shareholder’s particular circumstances or to certain types of holders subject to special treatment under the United States federal income tax laws (such as certain financial institutions, tax-exempt organizations, life insurance companies, dealers in securities or currencies, employee benefit plans or shareholders holding the shares as part of a conversion transaction, as part of a hedge or hedging transaction, or as a position in a straddle for tax purposes). In addition, the discussion below does not consider the effect of any foreign, state, local or other tax laws that may be applicable to particular shareholders. The discussion assumes that the shares are held as “capital assets” within the meaning of Section 1221 of the Code. We have neither requested nor obtained a written opinion of counsel or a ruling from the IRS with respect to the tax matters discussed below.

     Each shareholder should consult his or her own tax advisor as to the particular United States federal income tax consequences to that shareholder tendering shares pursuant to the offer and the applicability and effect of any state, local or foreign tax laws and recent changes in applicable tax laws.

Characterization of the Surrender of Shares Pursuant to the Offer

     The surrender of shares by a shareholder to us pursuant to the offer will be a taxable transaction for United States federal income tax purposes. The United States federal income tax consequences to a shareholder may vary depending upon the shareholder’s particular facts and circumstances. Under Section 302 of the Code, the surrender of shares by a shareholder to us pursuant to the offer will be treated as a “sale or exchange” of such shares for United States federal income tax purposes (rather than as a distribution by us with respect to the shares held by the tendering shareholder) if the receipt of cash upon surrender (i) is “substantially disproportionate” with respect to the shareholder, (ii) results in a

“complete redemption” of the shareholder’s interest in UCFC, or (iii) is “not essentially equivalent to a dividend” with respect to the shareholder (each as described below).

     If any of the above three tests is satisfied, and the surrender of the shares is therefore treated as a “sale or exchange” of the shares for United States federal income tax purposes, the tendering shareholder will recognize gain or loss equal to the difference between the amount of cash received by the shareholder and the shareholder’s tax basis in the shares surrendered pursuant to the offer. Any gain or loss will be capital gain or loss, and will be long-term capital gain or loss if the shares have been held for more than one year.

     If none of the above three tests is satisfied, the tendering shareholder will be treated as having received a distribution by us with respect to the shareholder’s shares in an amount equal to the cash received by the shareholder pursuant to the offer. To the extent the distribution is made out of our current or accumulated earnings and profits for federal income tax purposes, it will be treated as a dividend taxable as either (i) “qualified dividend income”, effectively taxable at capital gains rates, or (ii) ordinary income. In general, a distribution out of our earnings and profits will constitute “qualified dividend income” if (i) the shares were held for more than sixty (60) days (for this purpose, the length of time a shareholder is deemed to have held shares may be reduced by periods during which the shareholder’s risk of loss is diminished by reason of the existence of certain options or other transactions), (ii) the shareholder is not under an obligation (whether pursuant to a short sale or otherwise) to make related payments with respect to positions in substantially similar or related property, and (iii) the shareholder does not take such distribution into account as investment income for purposes of calculating deductible investment interest under Section 163(d) of the Code. The amount of the distribution in excess of our current or accumulated earnings and profits will be treated as a return of the shareholder’s tax basis in the shares, and then as gain from the sale or exchange of the shares. If a shareholder is treated as having received a distribution by UCFC with respect to his or her shares, the shareholder’s tax basis in his or her remaining shares will generally be adjusted to take into account the shareholder’s return of basis in the shares tendered.

     As required by Section 6045 of the Code, UCFC will cause Form 1099-B to be issued to the IRS and each selling shareholder reporting the name, address, and federal identification number of the selling shareholder, and the gross proceeds for the shares sold pursuant to the offer. Neither this, nor any other IRS filing, will indicate the proper treatment of the sales proceeds for any shareholder for federal income tax purposes.

Constructive Ownership

     In determining whether any of the three tests under Section 302 of the Code is satisfied, shareholders must take into account not only the shares that are actually owned by the shareholder, but also shares that are constructively owned by the shareholder within the meaning of Section 318 of the Code. Under Section 318 of the Code, a shareholder may constructively own (i) shares actually owned, and in some cases constructively owned, by certain related individuals or entities and (ii) shares that the shareholder has the right to acquire by exercise of an option or by conversion.

Proration

     Dispositions or acquisitions of shares by a shareholder or related individuals or entities may be deemed to be part of a single integrated transaction and may be taken into account in determining whether any of the three tests under Section 302 of the Code has been satisfied. Each shareholder should be aware that because proration may occur in the offer, even if all the shares actually and constructively owned by a shareholder are tendered pursuant to the offer, fewer than all of these shares may be purchased by us. Thus, proration may affect whether the surrender by a shareholder pursuant to the offer will meet any of the three tests under Section 302 of the Code.

Section 302 Tests

     Generally, the receipt of cash by a shareholder will be “substantially disproportionate” if the percentage of the outstanding shares in UCFC actually and constructively owned by the shareholder immediately following the surrender of shares pursuant to the offer is less than 80% of the percentage of the outstanding shares actually and constructively owned by the shareholder immediately before the sale of shares pursuant to the offer. Shareholders should consult their tax advisors with respect to the application of the “substantially disproportionate” test to their particular situation.

     The receipt of cash by a shareholder will be a “complete redemption” if either (i) the shareholder owns no shares in UCFC either actually or constructively immediately after the shares are surrendered pursuant to the offer, or (ii) the shareholder actually owns no shares in UCFC immediately after the surrender of shares pursuant to the offer and, with respect to shares constructively owned by the shareholder immediately after the offer, the shareholder is eligible to waive (and effectively waives) constructive ownership of all such shares under procedures described in Section 302(c) of the Code. The ability to waive ownership for purposes of achieving a complete termination of interest is generally limited to stock ownership of family members. A director, officer or employee of UCFC is not eligible to waive constructive ownership under the procedures described in Section 302(c) of the Code.

     Even if the receipt of cash by a shareholder fails to satisfy the “substantially disproportionate” test or the “complete redemption” test, a shareholder may nevertheless satisfy the “not essentially equivalent to a dividend” test if the shareholder’s surrender of shares pursuant to the offer results in a “meaningful reduction” in the shareholder’s interest in UCFC. Whether the receipt of cash by a shareholder will be “not essentially equivalent to a dividend” will depend upon the individual shareholder’s facts and circumstances. The IRS has indicated in published rulings that even a small reduction in the proportionate interest of a small minority shareholder in a publicly held corporation who exercises no control over corporate affairs may constitute such a “meaningful reduction.” However, it is possible that shareholders having a small portion of their shares purchased may, because of the number of shares to be purchased and retired by UCFC, actually own a larger percentage of UCFC’s outstanding stock after the stock purchase is completed than was held before the stock purchase. The IRS has indicated in published rulings that a sale or exchange does not occur if the pro rata stock interest of the shareholder is not reduced. Shareholders expecting to rely upon the “not essentially equivalent to a dividend” test should consult their own tax advisors as to its application in their particular situation.

Corporate Shareholder Dividend Treatment

     If a sale of shares by a corporate shareholder is treated as a dividend, the corporate shareholder may be entitled to claim a deduction equal to 70% or more of the dividend under Section 243 of the Code, subject to other applicable limitations. Corporate shareholders should, however, consider the effect of Section 246(c) of the Code, which disallows a dividends-received deduction with respect to stock that is held for 45 days or less. For this purpose, the length of time a taxpayer is deemed to have held stock may be reduced by periods during which the taxpayer’s risk of loss with respect to the stock is diminished by reason of the existence of certain options or other transactions. Moreover, under Section 246A of the Code, if a corporate shareholder has incurred indebtedness directly attributable to an investment in shares, the dividends-received deduction may be reduced.

     In addition, amounts received by a corporate shareholder pursuant to this offer that are treated as a dividend may constitute an “extraordinary dividend” under Section 1059 of the Code. The “extraordinary dividend” rules of the Code are highly complicated. Accordingly, any corporate shareholder that might have a dividend as a result of the sale of shares pursuant to this offer should review the “extraordinary dividend” rules to determine the applicability and impact of such rules to it.

Additional Tax Considerations

     The distinction between long-term capital gains and ordinary income is relevant because, in general, individuals currently are subject to taxation at a reduced rate on their “net capital gain” (i.e., the excess of net long-term capital gains over net short-term capital losses) for the year. Tax rates on long-term capital gain for individual shareholders vary depending on the shareholders’ income and holding period for the shares. In particular, reduced tax rates apply to gains recognized by an individual from the sale of capital assets held for more than one year (currently 15% or less).

     Shareholders are urged to consult their own tax advisors regarding any possible impact on their obligation to make estimated tax payments as a result of the recognition of any capital gain (or the receipt of any ordinary income) caused by the surrender of any of our shares pursuant to the offer.

Foreign Shareholders

     We will withhold United States federal income tax at a rate of 30% from gross proceeds paid pursuant to the offer to a foreign shareholder or his or her agent, unless we determine that a reduced rate of withholding is applicable pursuant to a tax treaty or that an exemption from withholding is applicable because such gross proceeds are (a) effectively connected with the conduct of a trade or business by the foreign shareholder within the United States; or (b) solely in exchange for the shareholder’s entire interest in the Company and the shareholder represents that he is not related to any other shareholder or that he intends to waive the family attribution rules. For this purpose, a foreign shareholder is any shareholder that is not (i) a citizen or resident of the United States, (ii) a domestic corporation or domestic partnership, (iii) an estate, the income of which from sources without the United States is effectively connected with the conduct of a trade or business within the United States, or (iv) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust, and one or more United States persons have the authority to control all substantial decisions of the trust. Without definite knowledge to the contrary, we will determine whether a shareholder is a foreign shareholder by reference to the shareholder’s address. A foreign shareholder may be eligible to file for a refund of such withheld tax or a portion of such withheld tax if such shareholder (A) meets the “complete redemption,” “substantially disproportionate” or “not essentially equivalent to a dividend” tests described above, (B) is entitled to a reduced rate of withholding pursuant to a treaty and we withheld at a higher rate, or (C) is otherwise able to establish that no tax or a reduced amount of tax was due. In order to claim an exemption from withholding on the ground that gross proceeds paid pursuant to the offer are (x) effectively connected with the conduct of a trade or business by a foreign shareholder within the United States; (y) that the foreign shareholder is entitled to the benefits of a tax treaty, or (z) that the foreign shareholder is not related to any other shareholder or will waive the family attribution rules, the foreign shareholder must deliver to the depositary (or other person who is otherwise required to withhold United States tax) a properly executed statement claiming such exemption, benefits or intention, as the case may be. These statements may be obtained from the depositary. Foreign shareholders are urged to consult their own tax advisors regarding the application of United States federal income tax withholding, including eligibility for a withholding tax reduction or exemption and the refund procedures.

Backup Withholding

     See Section 2 with respect to the application of the United States federal income tax backup withholding.

Other Tax Considerations

     The tax discussion set forth above may not apply to shares acquired in connection with the exercise of stock options or pursuant to other compensation arrangements with us. The tax consequences of a sale pursuant to the offer may vary depending upon, among other things, the particular circumstances of the tendering shareholder. No information is provided herein as to the state, local or foreign tax consequences of the transaction contemplated by the offer. Shareholders are urged to consult their own tax advisors to determine the particular federal, state, local and foreign tax consequences to them of tendering shares pursuant to the offer and the effect of the stock ownership attribution rules described above.

SECTION 13

LEGAL MATTERS; REGULATORY APPROVALS

     We are not aware of any license or regulatory permit that appears to be material to our business and that is likely to be adversely affected by our acquisition of shares pursuant to our offer or of any approval or other action by any state, federal or foreign government or governmental agency that would be required prior to or as a result of the acquisition of shares pursuant to our offer. Should any approval or other action be required, we presently contemplate that the required approval or other action will be sought, and such approval or action may delay the acceptance for payment of, or payment, for shares tendered pursuant to the offer pending the outcome of such matter. There can be no assurance that any approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that failure to obtain any approval or other action required might not result in adverse consequences to our business. Our obligations under the offer to accept for payment and pay for shares are subject to certain conditions. See Section 6.

SECTION 14

CANCELLATION, EXTENSION, TERMINATION AND AMENDMENT

     We expressly reserve the right, in our sole discretion at any time, to extend the period of time during which the offer is open by giving oral or written notice of the extension to the depositary and making a public announcement. There can be no assurance, however, that we will exercise our right to extend the offer. During any extension, all shares previously tendered will remain subject to the offer, except to the extent that the shares may be withdrawn as set forth in Section 4.

     We also expressly reserve the right, in our sole discretion, (i) to terminate the offer and not accept for payment any shares not previously accepted for payment or, subject to Rule 13e-4(f)(5) under the Securities Exchange Act of 1934 which requires us either to pay the consideration offered or to return the shares tendered promptly after the termination or withdrawal of the offer, to postpone payment for shares upon the occurrence of any of the conditions specified in Section 6 hereof, by giving oral or written notice of such termination to the depositary and making a public announcement thereof, and (ii) at any time, to amend the offer in any respect. Amendments to the offer may be effected by public announcement.

     Without limiting the manner in which we may choose to make public announcement of any extension, termination or amendment, we will have no obligation (except as otherwise required by applicable law) to publish, advertise or otherwise communicate any public announcement, other than by making a release to Business Wire, Dow Jones News Service or another comparable news service, except in the case of an announcement of an extension of the offer, in which case we will have no obligation to publish, advertise or otherwise communicate such announcement other than by issuing a notice of the extension by press release or other public announcement, which notice must be issued no later than 9:00 a.m., Eastern time, on the next business day after the previously scheduled expiration date. Material changes to information previously provided to holders of the shares in this offer or in documents furnished subsequent to this offer will be disseminated to holders of shares in compliance with Rule 13e-4(e)(3) promulgated by the Securities and Exchange Commission under the Securities Exchange Act of 1934.

     If we materially change the terms of the offer or the information concerning the offer, or if we waive a material condition of the offer, we will extend the offer to the extent required by Rules 13e-4(d)(2) and 13e-4(e)(3) under the Securities Exchange Act of 1934. Those rules require that the minimum period during which an offer must remain open following material changes in the terms of the offer or information concerning the offer (other than a change in price, change in dealer’s soliciting fee or change in percentage of securities sought) will depend on the facts and circumstances, including the relative materiality of the terms or information. In a published release, the Securities and Exchange Commission has stated that in its view, an offer should remain open for a minimum of five business days from the date that notice of a material change is first published, sent or given. The offer will continue to be extended for at least ten business days from the time we publish, send or give to holders of shares a notice that we will increase or decrease the price we will pay for our shares.

     For purposes of this offer, a “business day” means any day other than a Saturday, Sunday or a federal holiday and consists of the time period from 12:01 a.m. through 12:00 midnight, Eastern time.

SECTION 15

FEES AND EXPENSES

     Keefe, Bruyette & Woods, will act as the dealer manager and information agent for UCFC in connection with the offer. Keefe, Bruyette, as information agent, may contact shareholders by mail, telephone, facsimile, other electronic means and personal interviews, and may request brokers, dealers and other nominee shareholders to forward materials relating to the offer to beneficial owners. UCFC has agreed to pay Keefe, Bruyette an advisory fee of $50,000 and, upon acceptance for and payment of shares pursuant to the offer, a total of $.05 per share purchased by UCFC pursuant to the offer. Keefe, Bruyette will also be reimbursed for certain out-of-pocket expenses and indemnified against certain liabilities, including liabilities under the federal securities laws, in connection with the offer.

     Keefe, Bruyette has rendered, is currently rendering and may continue to render various investment banking and other advisory services to UCFC. It has received, and may continue to receive, customary compensation from UCFC for these services.

     We have retained Registrar and Transfer Company as depositary in connection with the offer. The depositary will receive reasonable and customary compensation for its services and will also be reimbursed for certain out-of-pocket expenses. UCFC has agreed to indemnify the depositary against certain liabilities, including certain liabilities under the federal securities laws, in connection with the offer. Neither the information agent nor the depositary has been retained to make solicitations or recommendations in connection with the offer.

     We will not pay any fees or commissions to any broker, dealer or other person for soliciting tenders of shares pursuant to the offer, other than the fee of the dealer manager. UCFC will, upon request, reimburse brokers, dealers, commercial banks and trust companies for reasonable and customary handling and mailing expenses incurred by them in forwarding materials relating to the offer to their customers.

SECTION 16

WHERE YOU CAN FIND ADDITIONAL INFORMATION

     We are subject to the information and reporting requirements of the Securities and Exchange Act of 1934, and in accordance with such laws we file with the Securities and Exchange Commission periodic reports, proxy statements and other information relating to our business, financial condition and other matters. We are required to disclose in these proxy statements filed with the Securities and Exchange Commission certain information, as of particular dates, concerning our directors and executive officers, their compensation, stock options granted to them, the principal holders of our securities and any material interest of such persons in transactions with us. We have also filed with the Securities and Exchange Commission an Issuer Tender Offer Statement on Schedule TO, which includes additional information with respect to our offer. The reports, statements and other information (including any exhibits, amendments or supplements to such documents) we file may be inspected and copied at the public reference facilities maintained by the Securities and Exchange Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549; and at the following regional offices of the Securities and Exchange Commission: 233 Broadway, New York, New York 10279, and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of this material can also be obtained by mail, upon payment of the Securities and Exchange Commission’s customary charges, by writing to the Public Reference Section at 450 Fifth Street, N.W., Washington, D.C. 20549. The Securities and Exchange Commission also maintains a web site on the Internet at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Securities and Exchange Commission.

     No person has been directly or indirectly employed or retained by, or is to be compensated by, us to make recommendations in connection with our offer. We have not authorized anyone to give any information or make any representation about our offer that is different from, or in addition to, that contained, or incorporated, in this document or in the related letter of transmittal. Therefore, if anyone does give you information of this sort, you should not rely on it. If you are in a jurisdiction where our offer to purchase shares of common stock is unlawful, or if you are a person to whom it is unlawful to direct this type of offer, then the offer presented in this document does not extend to you. The information contained in this document speaks only as of the date of this document unless the information specifically indicates that another date applies.

     UCFC is not aware of any jurisdiction where the making of our offer is not in compliance with applicable law. If we become aware of any jurisdiction where the making of our offer is not in compliance with any valid applicable law, we will make a good faith effort to comply with such law. If, after such good faith effort, UCFC cannot comply with such law, our offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of shares residing in such jurisdiction.

The depositary for the offer is:

Registrar and Transfer Company
10 Commerce Drive
Cranford, New Jersey
Telephone - (800) 368-5948

The dealer manager/information agent for the offer is:

Keefe, Bruyette & Woods, Inc.
211 Bradenton Drive
Columbus, Ohio 43017
Toll Free - (877) 298-6520

     Any questions concerning tender procedures or requests for additional copies of this offer, the letter of transmittal, notice of guaranteed delivery or other tender offer materials may be directed to Keefe, Bruyette.